BIONANO GENOMICS, INC.
9540 Towne Centre Drive, Suite 100
San Diego, CA 92121

VIA EDGAR

September 11, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Conlon Danberg

Re:	Bionano Genomics, Inc.
Registration Statement on Form S-1 (File No. 333-290187)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bionano Genomics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 9:00 a.m. Eastern time, on September 15, 2025, or as soon as practicable thereafter. The Company hereby authorizes David S. Wolpa or Rakesh Gopalan, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Wolpa at (704) 916-2375 or Mr. Gopalan at (704) 916-2374.

Thank you for your assistance in this matter.

Very truly yours,

Bionano Genomics, Inc.

/s/ R. Erik Holmlin, Ph.D.
Name:	R. Erik Holmlin, Ph.D.
Title:	President and Chief Executive Officer

cc (via email):	Jonathan Dixon, Bionano Genomics, Inc. David S. Wolpa, Troutman Pepper Locke LLP Rakesh Gopalan, Troutman Pepper Locke LLP